Hello everyone and welcome to the Barclays Global Investors’ iPath presentation on The Case for Commodities.

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

February 26, 2008

The Case for Commodities

In this presentation we will review why commodities may make sense in a portfolio and discuss some of the traditional ways that investors access the commodity market today. We will also spend some time talking about iPath Exchange Traded Notes, which offer investors new access to these markets.

Investors have shown increasing interest in commodities, which as an asset class can offer opportunities to fine-tune a portfolio’s risk and return characteristics or protect against inflation.

So what are commodities? And what is the rationale for including an allocation to commodities in investment portfolios?

New Access to Difficult-to-Reach Markets

Why commodities

Traditional ways to access commodities

iPath® Exchange Traded Notes (ETNs)

Commodities are the goods used in the initial phase of the manufacturing process, and refer to real assets such as energy, industrial and precious metals, agriculture, and livestock. Commodity and financial asset prices respond differently to capital market and economic conditions, although both are driven by the basic forces of supply and demand. Stocks and bonds can be publicly traded in the secondary market, and prices can quickly reflect forecasted earnings and future cash flows. Conversely, many factors may contribute to how commodity prices respond to market events including warehousing, delivery constraints, changes in supply and demand dynamics, and (in the case of physical commodities) a potential lack of fungibility.

One of the most compelling reasons to add commodities to a portfolio is their potential ability to provide diversification. Commodities have historically exhibited low correlations to financial assets such as stocks and bonds. Because of these low correlations, an allocation to commodities may enhance a portfolio’s risk-adjusted returns by lowering overall portfolio volatility. In addition, commodities may also provide protection against rising inflation.

Why Commodities?

Real assets vs. financial assets

Goods used in the first part of a manufacturing process

Commodities as an asset class

Portfolio diversifier

Potential to enhance portfolio risk-adjusted return

Inflation hedge

Commodities represent an investable asset class with measurable performance. Commodity and financial asset prices respond differently to capital market and economic conditions. As a result, commodity indexes historically exhibited low correlations with the returns of equity and fixed income indexes.

This table summarizes the correlations between the Dow Jones-AIG Commodity Index Total ReturnSM and the S&P GSCITM Total Return Index. The correlations are calculated using 15 years of monthly returns. The annualized standard deviation and annualized returns are calculated over the same 15 year period.

As shown in the table the commodity indexes exhibit low correlations with the S&P 500® Index, Lehman U.S. Aggregate Index, and MSCI EAFE Index. Because commodities have low correlations to stocks and bonds, an allocation to commodities may enhance a portfolio’s risk-adjusted returns by lowering overall portfolio volatility.

It is important to note the distinction between zero correlation and negative correlation. Two indexes with returns that have zero correlation have no relationship between their returns. So if one index goes up, it provides little information about how the other index might behave. In contrast, if two indexes have returns with negative correlation, they tend to exhibit an inverse relationship. So if one index goes up, the other index will likely go down.

Portfolio Diversification

Correlation Coefficient

Dow Jones-AIG Commodity Index Total ReturnSM

S&P GSCITM Total

Return Index

S&P 500® Index 0.10 0.01 Lehman U.S. Aggregate Index 0.01 0.06 MSCI EAFE Index 0.24 0.14

Annualized Standard Deviation 12.70% 19.54% Annualized Return 9.18% 7.88%

Source: BGI, S&P, Dow Jones and AIG Financial Products Corp., Lehman, MSCI, Bloomberg; 12/92 – 12/07 based on monthly returns

Two of the most popular broad-based commodity indexes are the S&P GSCITM Total Return Index and the Dow Jones-AIG Commodity Index Total ReturnSM. This chart shows the sector or commodity group composition of the Total Return sub-indexes of both indexes.

While each index intends to provide a measure of the commodity market and its composition, distinct differences in the construction and methodology of the two indexes result in very different sector exposures.

The S&P GSCITM Total Return Index reflects the world’s production of the commodities included in the S&P GSCITM Index and is production and liquidity weighted. The Dow Jones-AIG Commodity Index Total ReturnSM is both liquidity and production weighted with constraints on individual commodities and commodity groups. This results in the energy commodity group being represented differently in each index.

Commodity Index Comparison

Commodity Index Sector Composition (% Weight)

0 10 20 30 40 50 60 70 80 90 100

Dow Jones-AIG Commodity Index Total ReturnSM

36.49 34.08 13.34 9.15 6.95

S&P GSCITM Total

Return Index

73.83 13.28 7.08 2.23 3.57

Energy Agriculture Industrial Metals Precious Metals Livestock

Source: Dow Jones and AIG Financial Products Corp., S&P; weights as of 12/31/07. Subject to change.

Adding commodities can actually strengthen a portfolio by providing some differentiated sources of both risk and return as demonstrated above. Here we have an efficient frontier curve with and without commodities folded into the portfolio (which represents a mix of equities and fixed income). We see that a modest allocation of 5-10% offers material benefits, particularly at the lower end of the risk spectrum where the curve is pushed out the furthest. Here we see that a portfolio with a 10% commodity allocation to it will generally have an expected return of 5.15% and the least amount of expected risk at 6.15% for that level of return.

Enhance Portfolio Risk-Adjusted Return

Expected return/risk profile

Expected return %

7.75

5.15

4.75

Equities

Commodities % 10% 5% Fixed Income 0%

6.15 6.5 15.3

Expected risk (standard deviation) %

Source: BGI, Goldman Sachs, Standard & Poor’s and Lehman Brothers.

There are several other ways that investors have traditionally gained access to the commodities market.

•

Physical commodities provide pure exposure to the underlying commodity, but may be impractical (except for direct users) due to storage and delivery requirements. In addition, physicals might be expensive to store due to security or spoilage concerns or even space restrictions.

•

Futures, Swaps and OTC Notes have predominantly been limited to large institutional investors with the resources and experience to administer complicated futures portfolios themselves, or to use a total return swap and manage the related counterparty risk.

•

Mutual Funds, until recently, presented the most viable option for individual investors or small institutions because they provide convenient access to commodity-linked investment at reasonable costs and low investment minimums.

Traditional Ways to Access Commodities

Physical Commodities Futures / Swaps / OTC Notes Mutual Funds

Can an investment in commodities be achieved by investing in companies that produce commodities, instead of investing in the actual commodities? For example, do equity energy sector indexes provide similar exposure as the S&P GSCITM Crude Oil Total Return Index?

This table gives 5-year historical correlations using monthly returns of the S&P GSCITM Crude Oil Total Return Index with three equity energy sector indexes. This table shows that equity returns of commodity producers do not correlate strongly to commodity indexes.

An investment in the equity of commodity producers provides exposure to company-specific risk in addition to commodity-specific risk. For example, the stock price of an oil company will reflect oil price fluctuations as well as the company’s management, accounting, marketing, sales and fundamental valuation.

Moving on, we will spend the next few minutes talking about iPath Exchange Traded notes and how the iPath suite of commodity-focused ETNs can help investors access commodity markets.

Accessing Commodities Through Equities

Equity returns of commodity producers may not strongly correlate with commodity indexes

Company risk vs. commodity risk Companies hedge commodity exposure

Correlation Coefficient

S&P GSCITM Crude

Oil Total Return Index

S&P Global Energy Sector Index 0.50 Dow Jones U.S. Oil & Gas Index 0.46 S&P North American Natural Resources Sector IndexTM 0.50

Source: BGI, S&P, Dow Jones; 12/02 – 12/07

Under current law, non-currency-related iPath ETNs should not require investors to pay tax in advance of cash receipts. Rather, they should be treated for tax purposes as prepaid contracts with respect to the relevant index, and if they are so treated, an investor will only recognize capital gain or loss upon the sale, redemption or maturity of the iPath ETN.

Unlike mutual funds, non-single currency iPath ETNs will not make capital gain or income distributions, ensuring investors control over the timing of taxable events related to their investment in iPath ETNs. The IRS and Treasury are actively considering the tax treatment of securities like non-single currency iPath ETNs which could change.

For a more complete description, please see the description of the U.S. federal income tax treatment of iPath ETNs in the applicable prospectus.

Introducing iPath® Exchange Traded Notes (ETNs)

Securities issued by Barclays Bank PLC

Senior, unsecured debt

No principal protection, interest payments or leverage

Linked to the return of the underlying index, less investor fees

Unlike ETFs, no underlying assets are held

Daily exchange liquidity

Daily redemption feature

No tax prior to cash receipts iPath ETNs trade daily on an exchange at market prices. Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. Subject to requirements described in the prospectus, the Securities may be redeemed daily from the issuer in large, institutional blocks (typically 50,000 Securities). A redemption charge will apply to early redemption of certain iPath ETNs.

Currently, there are 11 iPath ETNs that offer access to a range of commodities indexes. These ETNs give investors the opportunity to make broad commodities investments or more focused commodities investments. They are linked to the performance of the:

•	Dow Jones-AIG Commodity Index Total ReturnSM

•	S&P GSCITM Total Return Index

•	S&P GSCITM Crude Oil Total Return Index

•	Dow Jones-AIG Agriculture Total Return Sub-IndexSM

•	Dow Jones-AIG Grains Total Return Sub-IndexSM

•	Dow Jones-AIG Livestock Total Return Sub-IndexSM

•	Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM

•	Dow Jones-AIG Copper Total Return Sub-IndexSM

•	Dow Jones-AIG Nickel Total Return Sub-IndexSM

•	Dow Jones-AIG Energy Total Return Sub-IndexSM

•	Dow Jones-AIG Natural Gas Total Return Sub-IndexSM

iPath® Commodity ETNs

Trading Symbol Primary Exchange Yearly Fee* Maturity Date

iPath® Dow Jones-AIG Commodity Index Total ReturnSM ETN DJP NYSE Arca 0.75% 6/12/2036

iPath® S&P GSCITM Total Return Index ETN GSP NYSE Arca 0.75% 6/12/2036

iPath® S&P GSCITM Crude Oil Total Return Index ETN OIL NYSE Arca 0.75% 8/14/2036

iPath® Dow Jones-AIG Agriculture Total Return Sub-IndexSM ETN JJA NYSE Arca 0.75% 10/22/2037

iPath® Dow Jones-AIG Grains Total Return Sub-IndexSM ETN JJG NYSE Arca 0.75% 10/22/2037

iPath® Dow Jones-AIG Livestock Total Return Sub-IndexSM ETN COW NYSE Arca 0.75% 10/22/2037

iPath® Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM ETN JJM NYSE Arca 0.75% 10/22/2037

iPath® Dow Jones-AIG Copper Total Return Sub-IndexSM ETN JJC NYSE Arca 0.75% 10/22/2037

iPath® Dow Jones-AIG Nickel Total Return Sub-IndexSM ETN JJN NYSE Arca 0.75% 10/22/2037

iPath® Dow Jones-AIG Energy Total Return Sub-IndexSM ETN JJE NYSE Arca 0.75% 10/22/2037

iPath® Dow Jones-AIG Natural Gas Total Return Sub-IndexSM ETN GAZ NYSE Arca 0.75% 10/22/2037

*The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

iPath ETNs provide investors the vehicles to construct broadly diversified portfolios of traditional assets and alternative, low-correlating assets. They offer:

•	Immediate, cost-effective exposure to asset classes that haven’t always been easy to access, such as commodities.

•	Broadened asset class opportunities that expand the range and depth of possible strategies that might be explored.

•	New flexibility with the liquidity provided by an exchange listing and a redemption feature.

Innovation in Exchange Traded Products

Convenient access Broader strategies New flexibility

We realize this presentation only touches the surface of iPath ETNs linked to commodities indexes, so please visit our website at www.iPathETN.com to find more detailed product information, strategies, and investor materials.

If you have any questions or comments, please call 1-877-76-iPATH.

Thanks again for your time and for supporting iPath.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC. iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

In addition to factors affecting commodities generally, index components composed of futures contracts on nickel or copper, which are industrial metals, may be subject to a number of additional factors specific to industrial metals that might cause price volatility. These include changes in the level of industrial activity using industrial metals (including the availability of substitutes such as man-made or synthetic substitutes); disruptions in the supply chain, from mining to storage to smelting or refining; adjustments to inventory; variations in production costs, including storage, labor and energy costs; costs associated with regulatory compliance, including environmental regulations; and changes in industrial, government and consumer demand, both in individual consuming nations and internationally. Index components concentrated in futures contracts on agricultural products, including grains, may be subject to a number of additional factors specific to agricultural products that might cause price volatility. These include weather conditions, including floods, drought and freezing conditions; changes in government policies; planting decisions; and changes in demand for agricultural products, both with end users and as inputs into various industries. iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

“Dow Jones®”, “AIG®”, “Dow Jones-AIG Commodity IndexSM”, “DJ-AIGCISM”, “Dow Jones-AIG Commodity Index Total ReturnSM”, “Dow Jones-AIG Agriculture Total Return Sub-IndexSM”, “Dow Jones-AIG Copper Total Return Sub-IndexSM”, “Dow Jones-AIG Energy Total Return Sub-IndexSM”, “Dow Jones-AIG Grains Total Return Sub-IndexSM”, “Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM”, “Dow Jones-AIG Livestock Total Return Sub-IndexSM”, “Dow Jones-AIG Natural Gas Total Return Sub-IndexSM” and “Dow Jones-AIG Nickel Total Return Sub-IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc. (“Dow Jones”), and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones–AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp. (“AIG-FP”), AIG, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG-FP, AIG, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in such Securities.

“Standard & Poor’s®”, “S&P®”, “GSCI®”, “S&P GSCITM”, “S&P GSCITM Index”, “S&P GSCITM Total Return Index”, “S&P GSCITM Crude Oil Total Return Index” and “S&P GSCITM Commodity Index” are trademarks or service marks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The S&P GSCITM Index, the S&P GSCITM Total Return Index, the S&P GSCITM Crude Oil Total Return Index, and S&P GSCITM Commodity Index are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. or any of its affiliates (“Standard & Poor’s”). Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P GSCITM Index or any of its subindexes to track general commodity market performance.

© 2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

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